EXHIBIT 99.23

NEWS RELEASE DATED JULY 22, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	22nd July 2010

TASMAN COMMENTS ON RECENT REDUCTION IN CHINESE RARE EARTH ELEMENT EXPORT QUOTAS

Chinese REE Export Quotas Fall by 40% in 2010

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV - TSM; Frankfurt - T61; Pink Sheets - TASXF.  Mr Mark Saxon, President and CEO, highlights the recent announcement by China’s Ministry of Commerce that rare earth element (REE) export quotas for the second half of 2010 have been substantially reduced.

In the first week of July 2010, the Chinese Ministry of Commerce announced the placement of six-monthly export quotas under which 32 metal trading companies supply REE’s to foreign consumers.   Whilst a modest reduction had been forecast, the magnitude of the quota reduction had not been anticipated, falling some 40% when compared to the 2009 export volumes.   Most significantly, quotas for the export of REE’s from China have been cut back to only 7,976 tonnes in the second half of 2010, down from 22,282 tonnes in the first half of 2010.

As China currently supplies 95% of the worlds demand for REE’s, this quota reduction is forecast by industry commentators to have a significant impact on REE availability and place further upward pressure on REE prices.  These restrictions on the supply of metals that are so vital to expanding high-tech and green-tech industries, increases the likelihood of alternative supply sources being established outside China.  Tasman’s portfolio of heavy REE projects in the politically stable, mining friendly jurisdictions of Sweden and Finland has potential to provide one of these supply alternatives, in particular for the European region.

Export quotas on REE products were introduced by the Chinese government in 2003, to limit the export of China’s strategic resource and encourage value adding inside China prior to export.  Since 2005, Chinese export quotas have reduced progressively as shown:

Year	REE Export Quota	% Change
2005	65,609 tonnes
2006	61,821 tonnes	-6%
2007	59,643 tonnes	-4%
2008	56,939 tonnes	-5%
2009	50,145 tonnes	-12%
2010	30,258 tonnes	-40%

"While some export volume reduction was anticipated, the magnitude of this tightening of supply from China is a significant market signal” said Mark Saxon, Tasman’s President & CEO.  “When viewed with other recent Chinese announcements regarding a proposed REE price control mechanism, and a clamp down on black market selling of REE’s, there are a number of factors acting in concert to push prices higher.  The price of dysprosium (Dy), Tasman’s main REE by value in our 100% owned Norra Karr project, has moved up more than 100% since January 2010, and with such supply pressure in place we expect prices to remain high.”

Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/. A recent interview with Tasman CEO Mark Saxon can be found at http://strategicmetalstocks.resourcestockdigest.com/featured_companies/tasman/index.php?&content_id=246

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

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Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.